FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of August 2010.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Acquire Emerson Electric Co.’s Motors & Controls Business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on 08:30 a.m. August 18, 2010, in Kyoto, Japan

Nidec to Acquire Emerson Electric Co.’s Motors & Controls Business

Nidec Corporation (NYSE:NJ, “Nidec” or “we”) today announced that its Board of Directors resolved at a meeting held today to acquire the Motors & Controls business (“EMC”) of Emerson Electric Co. (“Emerson”) and entered into an asset and stock purchase agreement with Emerson.

1. Purpose of Transaction

In addition to existing small precision motors used mainly in IT devices, we have been working to expand our business in automobile, industrial and home appliance motors, utilizing our core technology in brushless DC motors. We have also been promoting the expansion of our business by accelerating M&A strategies, under Vision 2015, which aims to grow Nidec into a global enterprise group with annual sales of two trillion yen by the fiscal year 2015. With this background, we determined to acquire the EMC to secure a global business base and to complement and expand our product lineup.

EMC has a number of development, production and sales centers mainly in the United States and in other areas, including Mexico, People’s Republic of China and the United Kingdom. EMC’s strong U.S. foothold, combined with our existing operations centering in Asia and Europe, will enable the Nidec Group to operate in all the world’s key geographical locations and better address the need of rapidly globalizing customers.

In January 2010, we acquired Sole Motors (currently, Nidec Sole Motor Corporation S.R.L.) and have strived to strengthen our home appliance motor business in Europe. Through the acquisition of EMC, which has a strong presence in the home appliance motor business in North America, we intend to scale up our home appliance motor business with a renewed focus on research and development, manufacturing and sales activities.

We believe that EMC’s large industrial motors, medium-size central air conditioning motors, related motion control technologies and the developing main motors for electric vehicle and hybrid electric vehicle, will not only expand our current product portfolio, but also contribute to further stabilizing volatility in our profitability. We seek to accelerate operational growth by effectively blending Nidec’s industry-leading brushless motor technologies with EMC’s time-proven brand strength and excellent customer base.

2. Overview of EMC

(1) Description of EMC

Industrial, air conditioning and home appliance motor business of Emerson, a conglomerate in the United States, with approximately 6,000 employees and research and development, production and sales centers mainly in the United States, Mexico, the United Kingdom and People’s Republic of China.

(2) Results of Operation of EMC

Net Sales

$836 million

Note: Unaudited consolidated net sales amount of EMC for the twelve months ended September 30, 2009.

(3) Assets and Liabilities of EMC

Current Assets

$223 million

Fixed Assets

$160 million

Current Liabilities

$133 million

Fixed Liabilities

$  5 million

Note: Unaudited financial figures on the consolidated balance sheet of the EMC as of September 30, 2009. Represents only certain tangible assets to be acquired and liabilities to be assumed by Nidec. Current assets do not include cash and deposits.

3. Overview of Acquisition of EMC

(1) Acquisition Price and Consideration

Consideration will be cash. The acquisition price is not disclosed based on discussions with Emerson.

(2) Method of Settlement and Financing

We will use cash on hand.

(3) Acquisition Structure

We will acquire assets and liabilities of EMC and shares of certain Emerson affiliates.

(4) Acquisition Schedule (Tentative)

August 18, 2010

Approval by the Board of Directors; Execution of the asset and stock purchase agreement

By September 30, 2010

Closing (subject to certain regulatory approvals)

4. Overview of Emerson

(1) Company Name	Emerson Electric Co.
(2) Headquarters	8000 West Florissant Avenue St. Louis, MO 63136 USA
(3) Representative	David N. Farr (CEO)
(4) Business Description

Emerson is a global leader in bringing technology and engineering together to provide innovative solutions for customers in industrial, commercial, and consumer markets through its network power, process management, industrial automation, climate technologies, and appliance and tools businesses.  Sales in fiscal 2009 were $20.9 billion.  For more information, visit www.Emerson.com

(5) Year Established	1890
(6) Total Equity	$9,089 million（As of June 30, 2010）
(7) Total Assets	$22,958 million （As of June 30, 2010）
(8) Relationship between Nidec and Emerson	Capital	None
	Personnel	None
	Business	None
	Relationship as related parties	Emerson is not a related party to us.

5. Projection

We expect that the closing of the acquisition of EMC to occur by September 30, 2010, following the receipt of required regulatory approvals. Once we determine the impact of the transaction on our financial performance for this fiscal year, we will make appropriate disclosure pursuant to the rules of the Tokyo Stock Exchange and announce any changes to our forecasts as required thereunder.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties. The forward-looking statements are generally identified by the use of forward-looking words, such as “aim,”

“seek,” ”strive,” and “will”, and variations of these terms, and by discussion of strategy that involves risks and uncertainties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the planned transaction not being realized, shifts in technology, and changes in economic environments. Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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